SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

19 September 200

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Preetha Pillai

Preetha Pillai (Ms)
Asst General Counsel

Encs.

dlw 10/23

/Announcement/Submission to SEC/MP/at

MASNET No. 29 OF 12:09.2003
Announcement No. 29

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Deemed Interests

Name of director of SingTel:	Simon Israel
Date of notice to company:	12/09/2003
Date of change of interest:	11/09/2003
Name of registered holder:	Chrysalis Holdings Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	20,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.65
No. of shares held before change:	25,000
% of issued share capital:	
No. of shares held after change:	45,000
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	25,000	5,000
% of issued share capital:		
No. of shares held after change:	45,000	5,000
% of issued share capital:		
Total shares:	45,000	5,000

Submitted by Chan Su Shan (Ms), Company Secretary on 12/09/2003, the date of receipt of the notice, to the SGX